Exhibit 99.206

Issuer Event Report filed under

National Instrument 55-102F4

The Valens Company Inc. (“Valens” or the “Company”)

1.	Issuer event type

Stock Consolidation

2.	Effective date of issuer event

November 16, 2021

3.	Issuer event title

Three (3) for one (1) consolidation of the common shares of the Company (the “Common Shares”).

4.	Issuer event details

On November 16, 2021, Valens effected the three (3) for one (1) consolidation of its Common Shares (the “Consolidation”), which was approved by the board of directors of Valens pursuant to the Resolution approved by the shareholders of Valens (the “Shareholders”) at the recent annual general and special meeting of Shareholders. The Common Shares are expected to commence trading on the Toronto Stock Exchange on a post-consolidation basis on November 18, 2021. The full details in respect of the Consolidation were announced by Valens in a press release dated November 15, 2021.

The Company has mailed a letter of transmittal (“Letter of Transmittal”) to its registered holders of Common Shares which must be completed and returned to Computershare Investor Services Inc. (“Computershare”) at the address specified in the Letter of Transmittal, together with their share certificates for the pre-consolidation Common Shares, in order to receive share certificates for the relevant number of post-consolidation Common Shares to which they are entitled to receive. Questions on how to complete the Letter of Transmittal, or requests for additional copies of the Letter of Transmittal, may be directed to Computershare at 1-800-564-6253 or by e-mail to corporateactions@computershare.com. A copy of the Letter of Transmittal may also be obtained from the SEDAR website at www.sedar.com or from the Company’s website at www.thevalenscompany.com.

Shareholders that hold their Common Shares through a broker, trust company or other intermediary do not need to complete and submit a Letter of Transmittal, as their intermediary will make arrangements on their behalf for their accounts to be updated for the relevant number of post-consolidation Common Shares that they beneficially hold, as applicable.

Optional Information

5.	Private remarks to securities regulatory authority

None.